Paul, Weiss, Rifkind, Wharton & Garrison LLP
1285 Avenue of the Americas
New York, New York 10019-6064

January 16, 2008

Via EDGAR

Securities and Exchange Commission
Division of Corporate Finance
100 F Street, N.E.
Washington, D.C. 20549-7010

Trian Acquisition I Corp. Amendment No. 5
Registration Statement on Form S-1 (File No. 333-147094)

Ladies and Gentlemen:

                    On behalf of Trian Acquisition I Corp., a Delaware corporation (the “Company”), we submit in electronic form for filing the accompanying Amendment No. 5 to the Registration Statement on Form S-1 (“Amendment No. 5” ) of the Company, together with Exhibits, marked to indicate changes from the Registration Statement on Form S-1 filed with the Securities and Exchange Commission (the “Commission”) on January 7, 2008.

                    Amendment No. 5 reflects the responses of the Company to comments received from the Staff of the Commission (the “Staff”) in a telefacsimile from Gabriel Eckstein, dated January 11, 2008. The discussion below is presented in the order of the numbered comments in the comment letter. Certain terms set forth in this letter are used as defined in Amendment No. 5. For your convenience, references in the responses to page numbers are to the marked version of Amendment No. 5 and to the prospectus included therein.

                    The Company has asked us to convey the following as its responses to the Staff:

       1.     Please confirm that the legality opinion that is filed as an exhibit prior to effectiveness will be updated to remove several of the assumptions currently included on page 3 of the draft opinion.

       Response to Comment 1

       The legality opinion filed as Exhibit 5.1 has been updated to remove the assumptions on page 3 of the draft opinion.

Trian Acquisition I Corp.

Trian Partners Purchase Commitment, page 7

       2.     Expand to disclose more specifically the reasons for this agreement, as well as the impact it could have on investors in Trian in the event that Trian Partners purchases shares pursuant to it. For example, it appears that it would make it more likely that a proposed business combination would be approved and that a smaller percentage of holders may exercise their conversion rights.

       Response to Comment 2

       The Registration Statement has been revised in response to the Staff’s comment. Please see page 8 of Amendment No. 5.

* * * *

                    If you have any questions concerning the above responses, please do not hesitate to contact either John C. Kennedy at (212) 373-3025 or the undersigned at (212) 373-3124.

Sincerely,

/s/ David S. Huntington
David S. Huntington

cc:	John C. Kennedy, Esq.
Paul, Weiss, Rifkind, Wharton & Garrison LLP
Brian L. Schorr, Esq.
Trian Acquisition I Corp.
Raymond B. Check, Esq.
Cleary Gottlieb Steen & Hamilton LLP